

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Gregory J. Gutting
Executive Vice President and Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

      Re: Erie Indemnity Company
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 22, 2018
          File No. 000-24000

Dear Mr. Gutting:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Healthcare & Insurance